EXHIBIT 10.24

Written Description of Provident Financial Services, Inc.’s
2015 Annual Cash Incentive Plan

2015 Cash Incentive Compensation Plan. On January 29, 2015, the Company’s Board of Directors, on the recommendation of its Compensation Committee, approved an annual performance-based incentive plan for the payment of incentive cash compensation to certain officers and employees of The Provident Bank, the Company’s wholly owned savings bank subsidiary (the “Plan”), including senior executive officers. The Plan provides for cash incentive payments based primarily on the Company’s 2015 financial performance compared with certain targets (the “Corporate Targets”). Incentive Payments based on the Company’s 2015 financial performance may be made if the Company meets or exceeds 90% of any of the Corporate Targets (“Threshold”).
For senior executive officers (including the Chairman, President and Chief Executive Officer and the Chief Financial Officer), 100% of the incentive payment that may be made under the Plan will be based on the Company’s 2015 performance using the following Corporate Targets that relate to the Company’s business plan and strategic objectives: (i) earnings per share (weighted 40%); (ii) net income (weighted 40%); and (iii) efficiency ratio (weighted 20%).
For other officers and employees eligible to participate in the Plan, a portion of the incentive payment that may be made under the Plan will be based on the Company’s 2015 performance using the same Corporate Targets. A portion of the incentive payment will also be based on individual performance against personal goals and objectives, and may be paid whether or not Corporate Targets have been met.
Incentive payments will be a percentage of the employee’s base salary. Using estimated 2015 base salary levels and the current number of employees that could participate in the Plan (520 persons), the total cash incentive payments that may be made for 2015 would range from approximately $1.8 million at the Threshold level up to $13.3 million at the Maximum level.